# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMG BBH Asset-Backed Credit Fund, LLC, CIK 0002097545
CUSIP: 03116N104
Title of class of securities: Class S Units of Beneficial Interest
Address of issuer's principal executive offices: 680 Washington Boulevard, Suite 500, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 07/01/2026
Filed by CIK 0000014661
Persons authorized to receive notices and communications: Morgan, Lewis & Bockius LLP, One Federal Street, Boston, Massachusetts (MA), 02110, 617-951-8000

## Reporting persons
- BROWN BROTHERS HARRIMAN & CO (CIK 0000014661): type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), other (OO); sole voting power 614,790.04; shared voting power 354,720.47; sole dispositive power 614,790.04; shared dispositive power 354,720.47; aggregate amount beneficially owned 969,510.51 (40.9% of the class)
- BROWN BROTHERS HARRIMAN CREDIT PARTNERS, LLC (CIK 0002102651): type of reporting person: bank (BK), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 354,720.47; sole dispositive power 0; shared dispositive power 354,720.47; aggregate amount beneficially owned 354,720.47 (15% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class S Units of Beneficial Interest
Name of issuer: AMG BBH Asset-Backed Credit Fund, LLC
Address of issuer's principal executive offices: 680 Washington Boulevard, Suite 500, Stamford, Connecticut (CT), 06901

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by the following Reporting Persons (collectively, the "Reporting Persons"):

- Brown Brothers Harriman & Co., a New York limited partnership ("BBH"); and
- Brown Brothers Harriman Credit Partners, LLC, a Delaware limited liability company ("Credit Partners").

The securities reported herein with respect to BBH reflect (i) securities directly owned by Credit Partners and (ii) securities held for the accounts of certain discretionary client accounts (the "Client Accounts") for which BBH serves as a fiduciary. Credit Partners is a majority-owned subsidiary of BBH. As a result, BBH may be deemed to beneficially own the securities directly owned by Credit Partners. In addition, by virtue of its role with respect to the Client Accounts, BBH may also be deemed to beneficially own the securities held for the Client Accounts. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that either Reporting Person is the beneficial owner of any such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. All information reported herein with respect to beneficial ownership is as of July 9, 2026, unless the context indicates otherwise.

Credit Partners serves as the investment adviser to AMG BBH Asset-Backed Credit Fund, LLC (the "Issuer").
Residence or business address: The business address of each of the Reporting Persons is 140 Broadway, New York, New York 10005.
Present principal occupation or employment: BBH is a financial institution that, among other things, provides banking, investment management and investor services to institutional and private wealth clients. Credit Partners is a registered investment adviser whose principal business is providing investment management services.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding neither was nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 20, 2026, June 23, 2026 and July 7, 2026, Credit Partners acquired 253,000.00, 56,024.4894, and 45,695.984 Class S Units of Beneficial Interest, respectively, from the Issuer for purchase prices of approximately $2,530,000, $560,000 and $456,306, respectively, in each case using working capital. On July 1, 2026, Client Accounts for which BBH serves as investment adviser acquired an aggregate of 614,790.0400 Class S Units of Beneficial Interest from the Issuer for an aggregate purchase price of $6,134,000, using funds of such Client Accounts. The purchase settled on July 2, 2026. BBH may be deemed to beneficially own such securities by virtue of its investment discretion over the Client Accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the securities reported herein were acquired for investment purposes. The Reporting Persons intend to review such investments on a continuing basis and, depending upon various factors, including, without limitation, the Issuer's financial condition, investment performance, market conditions, client investment objectives (in the case of securities held for Client Accounts), and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may acquire additional securities of the Issuer or may determine to sell or otherwise dispose of all or a portion of the securities deemed beneficially owned by them.

Credit Partners and Affiliated Managers Group, Inc., an indirect minority owner of Credit Partners, have agreed to make, directly, or through one or more affiliated entities, certain seed investments in the Issuer.

BBH and Credit Partners have agreed to an internal corporate revenue sharing arrangement under which Credit Partners will provide BBH a certain percentage of net revenues that Credit Partners earns on assets attributed to investments in the Issuer by certain clients of BBH with respect to which BBH is not otherwise compensated by such clients.

Credit Partners serves as the investment adviser to the Issuer, and certain of the Issuer's officers and directors are employees of a Reporting Person or its affiliates. Through such relationships, these individuals and the Reporting Person may have influence over the activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Person may from time to time take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Except as described herein, neither Reporting Person presently has any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-13 of the cover pages and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-13 of the cover pages and Item 2 above.
Transactions in the class effected during the past sixty days: During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Units except as described in Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement between the Reporting Persons.

## Signatures
- BROWN BROTHERS HARRIMAN & CO: /s/ Christian Brunet, Christian Brunet, Partner (07/14/2026)
- BROWN BROTHERS HARRIMAN CREDIT PARTNERS, LLC: /s/ Daniel Greifenkamp, Daniel Greifenkamp, Chief Executive Officer (07/14/2026)